Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 8 DATED SEPTEMBER 27, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated April 30, 2010 (the “Prospectus”) and Supplement No. 7, dated September 1, 2010.  Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide an update on the status of our initial public offering.
B. To describe the potential acquisition by Hines Global of a property located in Minneapolis, Minnesota.

A.	Status of Our Initial Public Offering

As of September 21, 2010, we had received gross proceeds of approximately $276.5 million from the sale of approximately 27.7 million of our common shares in our initial public offering, including approximately $3.6 million relating to approximately 375,000 shares issued under our dividend reinvestment plan.  As of September 21, 2010, approximately $2,727.1 million in shares remained available for sale pursuant to our initial public offering, exclusive of approximately $496.4 million in shares available under our dividend reinvestment plan.

B.	Potential Acquisition of Fifty South Sixth by Hines Global

On September 24, 2010, Hines Global REIT Fifty South Sixth LLC, a subsidiary of the Operating Partnership, entered into a contract with KanAm Grund Kapitalanlagegesellschaft mbH, for the benefit of KanAm US-grundinvest Fonds, (the "Seller") to acquire Fifty South Sixth, a 29-story office building located in Minneapolis, Minnesota.  The Seller is not affiliated with us or our affiliates.  The building consists of 698,606 square feet of rentable area that is 94% leased to thirty-two tenants. Two of these tenants, Dorsey & Whitney LLP and Deloitte & Touche USA LLP, individually lease more than 10% of the rentable area of the complex, as described below:

·
Dorsey & Whitney LLP, an international law firm, leases 333,264 square feet or approximately 48% of the building’s rentable area, under a lease that expires in September 2016.  The annual base rent under the lease is currently approximately $6.8 million, but is subject to rent escalations. In addition, the lease provides the tenant with an option to terminate the lease prior to its expiration if the tenant gives notice six months in advance of the termination date and makes a payment equal to unamortized leasing costs.

·
Deloitte & Touche USA LLP, an auditing, consulting, financial advisory, risk management and tax services company, leases 142,435 square feet or approximately 20% of the building’s rentable area, under a lease that expires in June 2024.  The annual base rent under the lease is currently approximately $3.1 million, but is subject to rent escalations. In addition, the lease has a termination option which permits the tenant to terminate the lease if notice is given by December 31, 2019 and the tenant makes a payment equal to six months gross rent plus unamortized leasing costs.

The contract purchase price for Fifty South Sixth is expected to be approximately $180.0 million, exclusive of transaction costs, financing fees and working capital reserves. We expect to fund the acquisition using proceeds from our current public offering along with debt financing. We expect the closing of this acquisition to occur on or before November 4, 2010, subject to entering into debt financing as well as a number of other closing conditions.  We expect to fund $25.0 million earnest money deposit on or about September 28, 2010.  There is no guarantee that this acquisition will be consummated, and, if we elect not to close on the acquisition of Fifty South Sixth or we are unable to obtain debt financing, we could forfeit our earnest money deposit.

In connection with the acquisition of this property, we expect to pay our Advisor $3.6 million in cash acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Fifty South Sixth (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for Fifty South Sixth during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Gross Rent per Leased Sq. Ft. (1)
2005	86.4%	$28.66
2006	90.4%	$29.32
2007	93.7%	$30.64
2008	77.2%	$28.86
2009	93.7%	$33.29

(1)
Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from September 24, 2010 through December 31, 2010 and for each of the years ending December 31, 2011 through 2019 for Fifty South Sixth.

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
2010	1	2,952	0.4%	$10,701	0.1%
2011	7	22,246	3.2%	$329,158	3.7%
2012	1	6,147	0.9%	$93,496	1.0%
2013	7	50,267	7.2%	$510,068	5.7%
2014	2	4,547	0.7%	$46,617	0.5%
2015	5	20,691	3.0%	$248,382	2.8%
2016	5	360,573	51.6%	$7,141,662	80.3%
2017	-	-	-	$-	-
2018	2	35,389	5.1%	$515,202	5.8%
2019	-	-	-	$-	-